Filed pursuant to Rule 424(b)(1)

                                                      Registration No. 333-41120

                                                                      PROSPECTUS

                                2,788,539 SHARES

                           GENESISINTERMEDIA.COM, INC.

                                  COMMON STOCK

     The shares of common stock of GenesisIntermedia.com, Inc. covered by this prospectus may be sold from time to time by the stockholders specified in this prospectus or their pledgees, donees, transferees or other successors in interest. This prospectus relates to:

          o    2,788,539 shares, of which:

          o 142,858 are shares which may in the future be issued to certain selling stockholders upon the conversion of outstanding shares of our series A preferred stock;

          o 532,252 are shares which may in the future be issued to certain selling stockholders upon the conversion of outstanding shares of our series B preferred stock;

          o 1,651,429 are shares which may in the future be issued to certain selling stockholders upon the exercise of outstanding warrants; and

          o    462,000 are shares of outstanding common stock; and

          o a presently indeterminate number of additional shares that may be issuable upon stock splits, stock dividends, recapitalizations or other similar transactions, in accordance with Rule 416 under the Securities Act of 1933.

     Those number of shares as to which this prospectus relates is based on the outstanding shares of common stock and conversion of outstanding series A and B preferred stock and the exercise of warrants at the current applicable conversion or exercise rate; however, the shares issuable upon conversion of the series A and B preferred stock or upon exercise of the warrants are subject to adjustment and could be more or less than the estimated amount listed in this prospectus, depending on factors which cannot be predicted at this time. We will not receive any of the proceeds from the sale of the shares by the selling stockholders, but we may receive the proceeds from the exercise of the warrants by the selling stockholders.

     The common stock is listed on the Nasdaq National Market under the symbol "GENI" and on the Pacific Exchange under the symbol "GNS." On July 28, 2000, the last sale price of the common stock was $15.188 per share.

     An investment in the shares offered this prospectus entails a high degree of risk. See "Risk Factors" beginning on page 4 for information that should be considered by prospective investors.

                          ----------------------------

     Neither the Securities and Exchange Commission nor or any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                          ----------------------------

                 The date of this prospectus is August 3, 2000.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this prospectus.

     We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

          o    The   description   of  our  common   stock,   contained  in  our
               registration statement filed on Form 8-A filed on December 9, 1998;

          o The Current Report on Form 8-K dated December 15, 1999 filed with the Commission on February 24, 2000;

          o The Annual Report on Form 10-KSB for the fiscal year end dated December 31, 1999 filed with the Commission on April 14, 2000;

          o The Quarterly Report on Form 10-QSB for the period ended March 31, 2000 filed with the Commission on May 15, 2000; and

          o The Current Report on Form 8-K dated May 3, 2000 filed with the Commission on May 15, 2000.

     You may request free copies of these filings by writing or calling us at:

                           GenesisIntermedia.com, Inc.
                       5805 Sepulveda Boulevard, 4th Floor
                           Van Nuys, California 91411
                                 (818) 902-4300
                            Attn: Investor Relations

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy materials and other information with the SEC. You may read and copy these reports, proxy materials and other information at:

       Securities & Exchange                Regional Office of the SEC              Regional Office of SEC
             Commission                        7 World Trade Center                 500 West Madison Street
       Public Reference Room                        Suite 1300                            Suite 1400
       450 Fifth Street, N.W.                   New York, NY 10048                  Chicago, IL 60661-2511
         New York, NY 10048

     You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC's internet web site at "http:\\www.sec.gov." You may also visit our web site at "http:\\www.genesisintermedia.com."

                           GENESISINTERMEDIA.COM, INC.

     GenesisIntermedia.com, Inc. uses its core competencies to develop Internet technologies and Internet companies. We own distinct marketing channels, and through CENTERLINQ, are a leading provider of public Internet access portals in shopping malls. We have been building an infrastructure to build, develop and nurture new Internet technology companies and businesses. We market our products and services, which we develop, license exclusively or distribute for third parties, utilizing network and cable television, radio, newspapers, magazines, the Internet and our CENTERLINQ network. As it has done with CENTERLINQ, we leverage our strength in operations, marketing and the deployment of traditional and new media to advance new and innovative technologies within strategically identified market segments.

     Historically, our operation has consisted of the marketing, advertising and sales of our own products and those of our clients utilizing traditional marketing channels. While we continue to utilize conventional media to fulfill our marketing needs and those of our clients, our focus more recently has been on investing in and bringing to market innovative technology-based concepts that center around use of the Internet.

     CENTERLINQ is an Internet-based interactive network consisting of public access kiosks, exclusively in shopping malls currently but adaptable to a wide range of venues. CENTERLINQ is also accessible through the Internet at www.CENTERLINQ.com. Advertising displayed on large screen monitors on and adjacent to the public access kiosks enhances network usage and revenues. We have invested heavily to support the operational needs of CENTERLINQ and to attain a leadership position as a network of public Internet portals. Investments in CENTERLINQ included those made in network architecture, expansion of information services, installation, field maintenance and client service personnel, programming and information technology professionals, research and development, quality assurance, and the build out of physical space and infrastructure to support the operations.

     These investments enabled us to announce in December 1999 that CENTERLINQ had reached critical mass. Currently, the systems were installed in 20 shopping malls across the United States including malls in California, Nevada, Arizona, Michigan, Pennsylvania and Indiana. Traffic at these malls could enable CENTERLINQ to create up to approximately 22 million impressions per month. We foresee CENTERLINQ network expansion in additional malls through North America, and are discussing expansion in Europe and Latin America.

     With the CENTERLINQ experience not only proving successful, but teaching us how to apply those same development standards and resources to other businesses and technologies in order to achieve an effective rollout of product, our management now views its role as a creator of long-term shareholder value more closely in alignment with its ability to propagate additional Internet-based companies in accordance with our "incubation" process.

     We, therefore, seek to identify acquisition candidates whose core competencies include the development of Internet technology, networking solutions, interactive concepts and a variety of high-growth areas that can be integrated into valuable business-to-business and business-to-consumer companies. We intend to expand client participation in interactive e-commerce and the CENTERLINQ programs, particularly as CENTERLINQ is rolled out throughout regional shopping malls across the United States and into additional public access areas. Presently, the focus is on marketing efforts with local or regional advertisers, or local representatives of national organizations. We intend to seek additional national advertisers and participants in CENTERLINQ once the deployment of the network has sufficient national scope.

     Even though we are entering emerging markets and have begun to generate revenue from CENTERLINQ, we continue to rely on marketing production for a substantial part of our revenues. Proprietary products sold by us through integrated marketing capabilities including audio and video tapes and companion material productions based on the book Men Are From Mars, Women Are From Venus, by John M. Gray, Ph.D., the Money Mastery financial mentoring products, and other new products we have recently acquired. We expect that revenue from the marketing products will continue to account for a major percentage of our revenues in the foreseeable future but that, while revenues are expected to rise, the overall percentage of revenues that can be attributed to the these marketing activities will decline as our refined business plan that concentrates on the development of business-to-business and business-to-consumer enterprises that utilize Internet technology continues.

     We were incorporated in Delaware in October 1998. Our facilities and executive offices are located at 5805 Ventura Boulevard, 4th Floor, Van Nuys, California 91411, and our telephone number is (818) 902-4300.

                                  RISK FACTORS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Genesis' actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those set forth in the following risk factors and elsewhere in this prospectus and the documents incorporated in this prospectus. In evaluating our business, you should consider carefully the following factors in addition to the other information set forth or incorporated in this prospectus.

  Because our revenues depend on a limited number of products and clients, we must retain our current products and clients or attract new ones

     Our revenues to date have been derived from a relatively small number of products and clients. If there is a significant reduction in product sales or if we lose one of our larger products, our business will be adversely impacted. In addition, a decrease in the marketing expenditures of our clients or the loss of a major client would also have an adverse affect on our business. In 1999, our two largest products constituted approximately 49% of our revenues and sales of media time in connection with two product lines constituted approximately 13% of our revenues. In addition, our products and the sales of media time are frequently based on oral agreements that may be terminated at any time. Our failure to diversify our product line and expand our client base could adversely affect our results our operations.


If our new products are not successful or if we are unable to continue to sell media time to third parties, our business will be adversely affected

     We only began to market new products that we acquired from third parties in 1998. Prior to that, in 1997, approximately 41% of our revenues were derived from media sales to a corporation that is owned by a majority stockholder of ours. In 1998, approximately 25% of our revenues were derived from media sales to this corporation. In addition, revenue from telemarketing for products owned by this client accounted for approximately 78% of our total telemarketing revenues in 1997 and approximately 90% in 1998. In 1999, none of our media sales and none of telemarketing revenues were derived from transactions with this client. We must begin to derive significant revenues from our new products and, to the extent we continue our media sales business, continue to make media sales to third parties for our business to succeed.

Recent expansion into new interactive multimedia markets has not yet generated significant revenue

     Since 1998, we have expanded our media offerings to include interactive multimedia technologies, including the Internet, and interactive kiosks through the CENTERLINQ network to businesses seeking to conduct electronic commerce. The expansion included the formation of our Genesis Intermedia, Inc. subsidiary. However, revenue generated by this subsidiary has not been significant and capital investments to develop and deploy the CENTERLINQ network have been substantial. We expended approximately $7,007,768 in 1999 and $5,857,815 in the six months of 2000 on CENTERLINQ network development. We expect that we will continue to invest in the building of our infrastructure and expansion. As a result, we expect to experience losses in these areas in 2000.


Our ability to compete effectively will be adversely affected if our marketing channels and technologies do not gain acceptance

     We are developing multidisciplinary marketing that we believe will be competitive. This development includes choices about the marketing channels we employ and using the appropriate technology to exploit those channels. If our marketing channels are not successful or if we fail to effectively exploit those channels, our business will be adversely affected.


Our ability to expand our business will be significantly limited if we cannot obtain additional financing

     To accomplish our plans to expand CENTERLINQ, purchase new products and media time to advertise these products, we need substantial additional capital which we may not be able to obtain. We are currently negotiating with lenders to obtain additional financing, but this additional financing may not be available on terms that are favorable to us, or at all. If adequate funds are not available, or are not available on acceptable terms, our ability to implement our expansion plans will be significantly limited.

Our success depends on our ability to retain Ramy El-Batrawi and other key personnel

     We believe that the development of our business to date has been largely the result of the services of our chief executive officer, Ramy El-Batrawi. Although we are developing a management team, the loss of Mr. El-Batrawi's services would have a detrimental impact on the further development of business. Our success also depends on our ability to hire and retain other qualified employees. We may not be able to locate and hire those employees because of the intense competition in our industry for personnel with the requisite skills.


Dependence on a small number of clients and products

     A relatively small number of clients and products have historically contributed significantly to our revenues. If there is a significant reduction in product sales or in a large client's marketing expenditures or the loss of one or more of our largest products or clients, and this is not replaced by new products or client accounts or an increase in business from existing products or clients, then we will have a significant adverse impact on us. However, because we intend to continue to rely on broad-or multi-market products like the Men From Mars, it is possible that the dependence on revenues from a limited number of products will continue in the future. If we do not diversify our product lines and client base, we may put ourselves in a position of risk that the loss or under-performance of a single product or client may materially affect us.


Related party transactions have historically generated a substantial portion of our revenue

     Selling media time to Trade Your Way To Riches, Inc., a corporation owned by our majority stockholder, represented none of our revenue in 1996, approximately 41% in 1997 and approximately 25% in 1998. In addition, in 1997 and 1998, revenue from Trade represented approximately 90% and 78% of the Company's revenue from telemarketing for products owned by its clients. Although total revenue related to Trade in 1999 declined to less than 1% of total revenue, and we anticipate that Trade-related revenue will continue to represent less than 1% of future revenue, we have only since October 1998 begun to sell media time to a significant number of new clients. In addition, we have recently begun marketing the new products we acquired in the late 1998. Any inability to continue media sales to third parties or failure of our new products could significantly and adversely affect us.


Our recent restructuring efforts may not be successful in addressing quarterly fluctuations

     Our management believes that our business structure of offering multi-disciplinary marketing for our own and third parties' disparate products and services is unique. We believe the uniqueness of this structure, as well as the inherent uncertainty of forecasting product sales generally will make quarterly forecasts difficult and quarterly results will fluctuate. These quarterly fluctuations and resulting deviations from forecast results may cause volatility in the price for the common stock that may not reflect long-term results or prospects. We expect these fluctuations to be exaggerated as we execute our acquisition strategy, which will involve direct expenses, as well as new product development and marketing expenses. The magnitude and timing of these expenses will vary. Integration of disparate products, services and distribution channels that are developed internally, acquired or contracted with third parties to market, will also contribute to the unpredictability of quarterly results.


Acceptance of marketing channels and technologies are key to our ability to compete

     We are developing multi-disciplinary marketing that we believe will be competitive. This development includes choices about the right marketing channel--such as CENTERLINQ and its versatile kiosk system for deployment in regional shopping malls and other public access areas--and the right technology to exploit that channel--the Internet and the interface of the kiosks. A number of factors related to those choices may adversely affect competitiveness, including:

     o rapid technological changes that make these or future offerings obsolete;
     o changes in, or mistakes in gauging user and client requirements and preferences; and
     o frequent new product and service introductions by others or evolving industry standards and practices in emerging markets that may promote adoption of technologies other than those chosen by us.

The oral agreements on which much of our business relies are terminable at will

     We frequently market products on the basis of oral agreements that may be terminated by either party at any time, and there are no written contracts relating to the sale of media time to clients. Because of those terminable arrangements, any of our clients may discontinue utilizing their services at any time in the future.


An   adverse   determination   against  us  by  the  Commodity  Futures  Trading
     Commission could adversely affect our business

     We may be subject to regulation by the Commodity Futures Trading Commission, which regulates commodities trading. On November 14, 1997, the CFTC issued an order authorizing the issuance of subpoenas and depositions in a private investigation involving Jake Bernstein and MBH Commodity Advisors. Although the order does not reference GenesisIntermedia.com, Inc., its employees or affiliates, the CFTC has nonetheless requested that we provide various documents arising from our involvement in the production and marketing of an infomercial titled Success and You which promotes and markets a video series titled Trade Your Way To Riches. The infomercial Success and You involves the marketing of videos that provide instruction regarding trading strategies. The CFTC has contended that, by virtue of our activities in producing and marketing the video, there may be a requirement to be registered in some capacity with the CFTC. In the event that the CFTC brings an enforcement action against us by virtue of our failure to register, or against Trade Your Way To Riches, Inc., with whom we have done significant business in the past, and which is owned by our majority stockholder, any adverse determination or settlement could adversely affect us. The range of possible sanctions available to the CFTC in enforcement actions generally include a simple request to become registered, a cease and desist order--which may, if successfully applied to us or Trade, terminate sales of some Trade Your Way To Riches products or services--and a possible order of disgorgement of profits--which could, again if applied to us, result in substantial payments by us. The CFTC may still bring an enforcement action against us or it may seek to settle the matter. Based on analysis of all of the facts and legal advice from our regulatory counsel, we believe that the CFTC proceeding can be settled on terms that will not materially adversely affect us, or that, if not settled, the final resolution will not have a material adverse effect on us.

Future sales of our common stock by existing stockholders could depress our stock price

     As of June 30, 2000, we had 5,517,818 shares of common stock outstanding, and approximately 600,000 additional shares of common stock were issuable upon the exercise of outstanding employee stock options, of which 275,000 where exercisable. All of the shares underlying those options have been registered for resale on the SEC's Form S-8. Of the outstanding shares, 2,000,000 are freely tradable and the balance are restricted, but may be sold pursuant to Rule 144. We are registering 2,788,539 shares of our common stock in the registration statement of which this prospectus is a part, 390,000 of which are currently outstanding restricted shares. All of the shares being registered in connection with this prospectus may be sold in the public market.

     Sales of a substantial number of shares of our common stock in the public market, or the perception that substantial sales might occur, could cause the market price of our stock to decrease significantly. This could also make it more difficult for us to raise capital by selling stock or use our stock as currency in acquisitions.


International expansion may result in new   business risks

     If we expand internationally, this expansion could subject us to new business risks, including:

     o adapting to the differing business practices and laws in foreign commercial markets;

     o    difficulties in managing foreign operations;

     o    limited protection for intellectual property rights in some countries;

     o difficulty in accounts receivable collection and longer collection periods;

     o    costs of enforcement of contractual obligations;

     o impact of recessions in economies outside the United States; currency exchange rate fluctuations; and

     o    potentially adverse tax consequences.

Market volatility may have an adverse effect on our stock price

     The trading price of our common stock has fluctuated widely in the past and, like most stocks, it will continue to fluctuate in the future. The price could fluctuate widely based on numerous factors, including:

     o    quarter-to-quarter variations in our operating results;

     o changes in analysts' estimates of our earnings or our competitors' earnings;

     o announcements by us or our competitors of technological innovations or new services;

     o    general conditions in the commercial real estate industry;

     o    developments or disputes concerning copyrights or proprietary rights;

     o    regulatory developments; and

     o    economic or other factors.

     In addition, in recent years, the stock market in general, and the shares of Internet-related and other technology companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies.


Stockownership  by  executive  officers  and  directors   provides   substantial
     influence over matters requiring a vote of stockholders

     Our executive officers and directors, and entities affiliated with them, beneficially own a sufficient number of our outstanding common stock to exercise substantial influence over the election of directors and other matters requiring a vote of stockholders. This concentrated ownership might delay or prevent a change in control and may impede or prevent transactions in which stockholders might otherwise receive a premium for their shares.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling stockholders. If and when all or a portion of all the warrants are exercised and, based on the current exercise rates, up to 1,651,429 shares are issued to the selling stockholders, we will receive the proceeds from the sale of those shares to the selling stockholders to the extent that those warrants are exercised with cash consideration and not through warrant conversion or the surrender of other shares of stock. If the warrants are exercised in full and with cash consideration, we will receive $16,806,633. This amount is intended to be used by us for working capital and other general corporate purposes.

                              SELLING STOCKHOLDERS

     The following table sets forth, as of July 27, 2000, certain information regarding the beneficial ownership of the outstanding common stock by the selling stockholders, consisting of:

     o    the shares that the selling stockholders presently hold;

     o the shares that the selling stockholders may be issued upon conversion of the series A preferred stock;

     o the shares that the selling stockholders may be issued upon conversion of the series B preferred stock; and

     o and the shares that the selling stockholders may acquire upon exercise of warrants,

both before the offering of the shares and as adjusted to reflect the sale of the shares.

     We have agreed to initially register 2,788,539 shares for resale by the selling stockholders. The shares being offered by the selling stockholders were acquired from us:

     o    Series A  preferred  stock,  common  stock  and  warrants--in  private
          placement   transactions   in  January  and  March  1999  pursuant  to
          securities purchase agreements;

     o Warrants--in private placement transactions in April and May 1999 pursuant to debenture purchase agreements and pursuant to a securities purchase agreement in November 1999; warrants to purchase 200,000 shares of our common stock were granted to the underwriters of our initial public offering in June 1999;

     o Common stock--in three acquisitions of businesses pursuant to an agreement and plan of reorganization in March 2000, a stock purchase agreement in April 2000 and an agreement and plan of merger in May 2000; and

     o    Series  B  preferred  stock  and  warrants--in  a  private   placement
          transaction in April 2000 pursuant to a securities purchase agreement.

     Each selling stockholder that purchased securities from us in these transactions represented to us that it was acquiring the securities and would acquire the shares of common stock for its own account and with no present intention of distributing any of the shares except pursuant to this prospectus or sales exempt from the registration requirements of the Securities Act. Under our agreements with some of the purchasers, we filed with the SEC, under the Securities Act, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the shares from time to time on the Nasdaq National Market or in privately-negotiated transactions and we have agreed to use our best efforts to keep the registration statement effective until the earlier of (i) a date on which all the shares may be immediately sold without restriction (including without limitation as to volume by each holder thereof) and without registration under the Securities Act, and (ii) the date all of the shares have been sold; provided that, in the case of the shares registered on behalf of Elliott Associates, L.P. and Westgate International, L.P. our obligation to keep the registration statement effective under clause
(i) above will not expire before three years from its initial effective date.

     None of the selling stockholders has held any position or office or had a material relationship with Genesis or any of our affiliates within the past three years other than as a result of the ownership of the preferred stock, common stock or warrants. We may amend or supplement this prospectus from time to time to update the disclosure set forth.

     The number of shares being offered by this prospectus as set forth in the following table represents the specified number of shares that may be sold by the selling stockholders under this prospectus. However, under Rule 416 under the Securities Act, the registration statement of which this prospectus is a part will also cover any additional shares of common stock that become issuable in connection with the shares registered for sale in this prospectus by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in our number of outstanding shares of common stock.

     The numbers set forth in the following table assume that the selling stockholders sell all of their shares offered by this prospectus to unaffiliated third parties under this prospectus. The selling stockholders may sell all or part of their shares.

     The series A preferred stock held by Denmore Investments, Ltd. and Codicom Technologies, Ltd. is convertible from time to time to our common stock on a one-to-one basis. At the time of closing the private placement and currently, all of the series A preferred stock issued to those two investors are convertible into an aggregate of 142,858 shares of common stock. Denmore also owns 107,143 shares of common stock and warrants to purchase 178,572 shares of common stock. Codicom also owns 142,857 shares of common stock and warrants to purchase 214,286 shares of common stock.

     The series B preferred stock held by Elliott Associates, L.P. and Westgate International, L.P. is convertible from time to time at prices based on the then-current market price of our common stock. At July 27, 2000, and based on an effective conversion price of $15.53, all of the series B preferred stock was convertible into an aggregate of 260,994 shares of common stock. Because of the fluctuating conversion rate and under our agreement with these investors, we are in this registration statement registering twice that number of shares of common stock. As a result, the numbers in the following chart reflect each of Elliott Associates, L.P. and Westgate International, L.P. owning series B stock convertible as of July 27, 2000 into 130,497 shares of common stock. They each also hold warrants to purchase 56,000 shares of common stock. Under our agreement with these investors, we are registering twice the number of shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants. The series B preferred stock may be convertible into more or less than 260,994 shares of common stock.

                                                        Shares Issuable
                                                         Upon Presently
                                       Shares            Convertible or                             Beneficial Ownership
                                    Beneficially          Exercisable             Shares                After Offering
                                     Owned Prior           Securities              Being         ----------------------
     Selling Stockholder             to Offering        Included in Total         Offered         Number       Percent
------------------------------     ----------------    ---------------------     ------------    ---------    ----------
American Fronteer Financial
Group                                       20,000                   20,000           20,000              0      *
Asty Capital , A.G.                         42,857                   42,857           42,857              0      *
Builders, Ltd.                              21,429                   21,429           21,429              0      *
Codicom Technologies, Ltd.                 428,572                  285,715          428,572              0      *
Denmore Investments, Ltd.                  357,144                  250,001          357,144              0      *
Elliott Associates, L.P.                189,063(1)               189,063(1)       378,126(2)              0      *
Fred Cheung                                 10,000                                    10,000              0      *
H.D. Brous & Co.                            50,000                   50,000           50,000              0      *
Investech, Inc.                             90,000                                    90,000              0      *
I Bankers                                  100,000                  100,000          100,000              0      *
John Kanouff                                25,000                   25,000           25,000              0      *
Kathryn Smith                               90,000                                    20,000         70,000     1.3%
Kenneth D'Angelo                            50,000                   50,000           50,000              0      *
Lam Lo                                       6,945                                     6,945              0      *
Morgan Niko, Inc.                           13,055                                    13,055                     *
Newbury Management                          14,285                   14,285           14,285              0      *
Robert H. Taggart, Jr.                       5,000                    5,000            5,000              0      *
Shoreline Pacific
   Institutional Financial                   6,000                    6,000            6,000              0      *
United Pacific Alliance                     72,000                                    72,000
Ultimate Holdings, Inc.                    700,000                  700,000          700,000              0      *
Westgate International, L.P.            189,063(1)               189,063(1)       378,126(2)              0      *
                                   ----------------    ---------------------     ------------    -----------
Total                                    2,480,413                1,948,413        2,788,539         70,000

---------------
*    Less than one percent.
(1) Determined without regard to restrictions placed on the holders of series B preferred stock limiting each holder's and their affiliates' total ownership of common stock, acquired upon conversion of series B preferred stock or otherwise, to 9.9%.
(2) Includes twice the number of shares of common stock issuable upon conversion of the series B preferred stock and warrants as of July 27, 2000, as described in the introductory paragraphs to this table.

                              PLAN OF DISTRIBUTION

     Genesis will not receive any proceeds from the sale of the shares offered under this prospectus. The shares are being offered on behalf of the selling stockholders. The shares may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     The sale of the shares may be effected in one or more of the following methods:

     o    ordinary brokers' transactions, which may include long or short sales;

     o transactions involving cross or block trades or otherwise on the Nasdaq National Market;

     o purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;

     o "at the market" to or through market makers or into an existing market for the shares;

     o in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

     o through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

     o    in privately negotiated transactions not involving a broker-dealer; or

     o any combination of the foregoing, or by any other legally available means.

     In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. Selling stockholders may also engage in short sales and other transactions in the common stock or derivatives thereof, and may pledge, sell, deliver or otherwise transfer the common stock offered in this prospectus in connection with such transactions. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by those broker-dealers of the shares, which shares may be resold thereafter under this prospectus. The selling stockholders may also sell the shares in exempt transactions under Rule 144, to the extent that exemption is available.

     Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares for whom the broker-dealers may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular broker-dealer may be less than or in excess of customary commissions. The selling stockholders and any broker-dealers who act in connection with the sale of shares under this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of that compensation. We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

     We have advised the selling stockholders of the anti-manipulation rules of Regulation M under the Exchange Act in connection with a distribution of securities. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered by this prospectus. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of shares of common stock issuable upon conversion of the series A preferred stock by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions with Genesis. There can be no assurance that the selling stockholders will sell all or any of the shares.

     We have agreed to indemnify certain of the selling stockholders and any person controlling those selling stockholders against certain liabilities, including liabilities under the Securities Act. Those selling stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

     We have agreed with certain of the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until all the shares are sold by the selling stockholders or all unsold shares are immediately saleable without restriction (including without volume limitations) and without registration under the Securities Act, and, in the case of Elliott Associates, L.P. and Westgate International, L.P., for a minimum of three years from the initial effectiveness of this registration statement.

                                  LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus has been passed upon for us by Nida & Maloney, LLP, Santa Barbara, California.

                                     EXPERTS

     Our consolidated financial statements as of December 31, 1999, and for each of the years in the two-year period ended December 31, 1999, and all related schedules, have been incorporated by reference in the registration statement in reliance upon the report of Singer Lewak Greenbaum & Goldstein, LLP, independent certified public accountants, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

      No dealer, salesperson, or other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Superconductor or any selling stockholder. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy securities in any circumstances in which an offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date of this prospectus or that the information contained in this prospectus is correct as of any date subsequent to its date.

                                TABLE OF CONTENTS

                                              PAGE


Information Incorporated By
  Reference............................        2
Where You Can Find More
  Information..........................        2
Risk Factors...........................        4
Use of Proceeds........................        8
Selling Stockholders...................        8
Plan of Distribution...................       10
Legal Matters..........................       11
Experts................................       12






                           GENESISINTERMEDIA.COM, INC.



                                2,788,539 SHARES



                                  COMMON STOCK



                                   PROSPECTUS






                                  August 3, 2000